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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Markus Schmalhofer 212-751-8690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Rte 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Laurence Smith and Markus Schmalhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Paragallo
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01PE6365989
MY COMMISSION EXPIRES 10/23/2021

Signature

President Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC
(A Wholly-Owned
Subsidiary of PNC Bank, N.A.)

STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2019

SIXPOINT PARTNERS LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Table of Contents
December 31, 2019

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sixpoint Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sixpoint Partners LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sixpoint Partners LLC's management. Our responsibility is to express an opinion on Sixpoint Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sixpoint Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Sixpoint Partners LLC auditor since 2018.
Matawan, NJ
February 28, 2020

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

Sixpoint Partners LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
Balance, December 31, 2019

ASSETS

Cash and cash equivalents	$	10,956,732
Accounts receivable		24,507,877
Right-of-use asset, net of amortization		6,560,654
Furniture and equipment, net of accumulated depreciation		679,871
Deferred tax asset		1,701,935
Other assets		435,000
Total assets	$	44,842,069

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		7,497,224
Lease liability		6,786,058
Total liabilities		14,283,282
Member's equity		30,558,787
Total liabilities and member's equity	$	44,842,069

See accompanying notes to financial statements.

1) Organization and Nature of Business

Sixpoint Partners LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

On July 31, 2019 the Company was acquired by PNC Bank, N.A. ("PNC"), which is a wholly owned subsidiary of The PNC Financial Services Group ("PNC FSG"). The Company, in connection with the acquisition by PNC, completed the sale of Sixpoint Partners Asia Limited ("SPAL") on July 24, 2019. The consideration received was a combination of cash and assignment of outstanding receivables of SPAL. See Note 6 Disposal of Subsidiary for additional details on the sale.

PNC provided a capital infusion of $15,000,000 which is recorded on the statement of changes in member's equity. The Company elected not to apply pushdown accounting. As a result, the Company's financial statements remain comparable to prior periods. These financial statements are not intended to present the consolidated financial position and the results from operations of PNC as of and for the year ended December 31, 2019.

2) Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash and Cash Equivalents

Cash and Cash equivalents, includes cash held at PNC. Cash and cash equivalents include short-term, highly liquid investments, which are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less. The carrying amounts reported in cash and cash equivalents approximate fair values.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the year end. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

The Company finances certain long term contracts with clients over three to five years. At December 31, 2019, the Company has not experienced any significant change in these receivables and no realization of losses on balances outstanding at year-end.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and lease liability at the commencement date of the lease. On the balance sheet, the ROU asset and lease liability are included in property and equipment and accounts payable and accrued expenses, respectively. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company

is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term. See Note 10 for additional information related to leases within the scope of FASB ASC 842.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The company maintains its operating cash accounts at two financial institutions, one of which is an affiliate, PNC. At certain times, the Company's balance in its bank accounts may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are private equity fund managers or general partners seeking to raise capital. Services to these clients are normally provided under contractual arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date. The Company has determined that no accounts receivable reserve was necessary at December 31, 2019.

3) Related Party Transactions

The Company holds a demand deposit account with PNC. The total funds held in this account as of December 31, 2019, were $ 716,531 and is recorded in cash and cash equivalents on the Statement of Financial Condition.

The Company also has a line of credit agreement with PNC of $5 million. There were no borrowings against the line at December 31, 2019. The line bears interest at the daily LIBOR rate.

The Company has a receivable of $400,000 due from SPAL, which was a wholly owned subsidiary of the Company until SPAL was sold on July 24, 2019. The receivable is part of the agreement in conjunction with the sale of SPAL whereas the receivable is due to certain employees within the Company. A corresponding $400,000 payable is included in Accounts payable and accrued expenses on the Statement of Financial Condition.

The Company also has a service agreement with SPAL which became effective as of the date of the sale. The agreement provides for compensation to both parties for subcontracted advisory services performed for each other's customers, as mutually agreed upon. As part of the agreement the Company pays SPAL monthly retainer fees of $50,000, which is creditable against any future fees due to SPAL outlined in the agreement. Receivables and payables between the Company and SPAL are netted and settled quarterly. As of December 31, 2019, $ 240,741 is included in accounts receivable due from SPAL related to this agreement.

4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

At December 31, 2019, the Company had net capital of $4.4 million, which was $3.9 million in excess of its required net capital of $435,389. The Company's net capital ratio was 1.47 to 1.

5) Disposal of Subsidiary

Effective July 24, 2019, Sixpoint completed the sale of all its shares of SPAL. The fair value of the entity was determined to be the book value of its total assets and liabilities. Consideration for the sale was in the form of cash and the assignment of an outstanding receivable.

The following summarizes the SPAL sale effective July 24, 2019:

SPAL Balance Sheet as of July 24, 2019		
Cash and cash equivalents	$	598,916
Accounts receivable		309,138
Other assets		7,238
Total consideration		915,292
Accounts payable and accrued expenses		56,124
Equity		859,168
Total liabilities and members equity	$	915,292

6) Employee Benefit Plan

The Company's employees participate in PNC FSG's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7) Stock Based Compensation Plan

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of restricted shares, restricted share units, other share-based awards and dollar-denominated awards to certain executives. PNC typically grants a substantial portion of its stock based compensation awards during the first quarter of each year.

Certain employees of the Company receive restricted stock unit awards under the PNC Incentive Plans. The fair value of nonvested restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock prices on the date of grant with a reduction for estimated forfeitures. The Company recognizes compensation expense for such awards ratably over the service based vesting period for each award grant.

Nonvested Restricted Share Unit Awards – Rollforward:

	Nonvested Restricted Share Unit Awards	Weighted-Average Grant Date Fair Value
December 31, 2018	-	$ -
Granted	50,212	142.90
Vested/ Released	-	-
Forfeited	-	-
December 31, 2019	50,212	$ 142.90

8) Income Taxes

Significant components of the Company's net deferred tax asset, included in other assets in the statement of financial conditions, are as follows:

	Tax Asset / (Liability)
Employee Compensation	$ 1,151,416
Other	(27,503)
Net deferred tax asset	$ 1,123,913

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal rate	21.00%
State Tax (net of fed benefit)	2.60%
Other	0.36%
Total effective tax rate	23.96%

At year end, the company did not have any amounts relating to uncertain tax benefits. The Company had a tax refund from the parent of $103,853.

The IRS is currently examining PNC's consolidated federal income tax returns for 2016 and 2017.

9) Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for a five year period. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for some of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

As of December 31, 2019 the amounts reported on the statement of financial condition for operating leases are as follows:

Lease ROU assets	$ 6,560,654
Lease liabilities	$ 6,786,058

Total amortization expense related to the right of use asset was $230,914 for the twelve month period ended December 31, 2019.

Other information related to operating leases as of December 31, 2019, is as follows:

Weighted average remaining lease term:	9.9 years
Weighted average discount rate:	1.75%

At December 31, 2019, the maturities of the lease liabilities are as follows:

2020	$ 711,788
2021	729,106
2022	704,030
2023	704,632
2024	705,249
Thereafter	3,688,861
Total undiscounted lease payments	$ 7,243,666
Less imputed interest	(457,608)
Total lease liabilities	$ 6,786,058

10) Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment is depreciated over the shorter of the term of the lease or estimated useful lives using the straight-line method. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations. We use estimated useful lives for furniture and equipment ranging from one to 10 years, and leasehold improvements over their estimated useful lives of up to 15 years or the respective lease terms.

Property and equipment at December 31, 2019, consisted of:

Furniture	$ 260,237
Premises and Equipment	19,057
Premises and Equipment - In Process	463,734
Total Cost	743,028
Less: Accumulated depreciation	(63,156)
Net Property and Equipment	$ 679,871

11) Subsequent Events

The Company has conducted an evaluation of events that have occurred subsequent to December 31, 2019, and through February 28, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.